

03051801

CM



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

TC 7/28

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-48394 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G & L Partners, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Broad Street # 20-F
(No. and Street)

New York, New York 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Leporin
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goffner, Norman H.
(Name – *if individual, state last, first, middle name*)

3 Hanover Square, Suite 18A New York, NY 10004
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

_______________, swear (or affirm) that, to the
t of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
G & L PARTNERS, L.L.C., as of
December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company
r any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of
customer, except as follows:

None



Ronald J Guida
Signature

Managing Member
Title



Notary Public
JERRY J. MARINO
Notary Public, State of New York
No. 41-4687726
Qualified in Green County
Commission Expires Nov. 30, 20 05

his report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

65 Broadway – Suite 1004
New York, NY 10005

# G&L Partners, LLC.

June 13, 2003


SEC MAIL
RECEIVED
PROCESSING
JUN 2 6 2003
WASH, D.C.
188
SECTION

Securities & Exchange Commission
450 5th Street N.W.
Washington DC 20549

Dear Sir or Madam:

It has been brought to our attention today that the Annual 2002 Certified Audited financials were not filed with the your office and the other appropriate regulatory bodies on there assigned due date. We thought that the auditors had filed the reports upon completion of the audit. We filed them with the state regulatory bodies in a timely fashion. Upon the discovery of this situation, we the firm have taken immediate action to rectify the problem as we will be replacing our auditors for the year 2003 audit. Enclosed you will find the Annual 2002 Certified audited Financials for G&L Partners, LLC. Please accept out apology.



Sincerely,

Daniel J. Leporin
President



G & L PARTNERS, L.L.C.

FINANCIAL REPORT

DECEMBER 31, 2002

NORMAN M. GOFFNER
CERTIFIED PUBLIC ACCOUNTANT

# G & L PARTNERS, L.L.C.

## FINANCIAL REPORT

## DECEMBER 31, 2002

TABLE OF CONTENTS

NORMAN M. GOFFNER
CERTIFIED PUBLIC ACCOUNTANT
3 HANOVER SQUARE, SUITE 18A
NEW YORK, N. Y. 10004

TELEPHONE (212) 422-3535
FAX (212) 825-0455

To G & L Partners, L.L.C.
25 Broad Street
New York, New York 10004

Gentlemen:

I have examined the financial statements of G & L Partners, L.L.C. for the period ended December 31, 2002, and have issued my report thereon dated February 25, 2003. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent I considered necessary to evaluate the system as required by generally accepted auditing. The purpose of my study and evaluation, which included obtaining and understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I, also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3(k)(2)(b). I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with Management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accept accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal account control procedures, or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of G & L Partners, L.L.C., taken as a whole. However, my study and evaluation disclosed no conditions that I believe to be a material weakness, and no facts came to my attention to cause me to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3(k)(2)(b).

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicated a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.

In the light of the foregoing comment, I declare that I found no material inadequacies in your accounting system, internal accounting control and procedures for safeguarding securities. Further, that no material differences existed between my computation of your net capital and your corresponding Focus Report Part IIA filing.

This report recognized that it is not practicable in an organization the size of G & L Partners, L.L.C. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

I hereby attest that the requirements prescribed by the Securities and Exchange Commission for audit, under authority of Rule 17a-5, have been observed by me in the conduct of my examination.

Respectfully submitted,



NORMAN M. GOFFNER
Certified Public Accountant

New York, NY
February 25, 2003

**G & L PARTNERS, L.L.C.**
**Statement of Financial Condition**
**As at December 31, 2002**

**ASSETS**

| | |
|---|---|
| Cash in Bank | $ 110,099 |
| Money Market Funds | 1,474,230 |
| Accrued Commissions & Floor Brokerage Receivable | 659,897 |
| Other Securities at Market Value | 99,707 |
| Other Assets | 102,861 |
| Total Assets | $2,446,794 |

**LIABILITIES AND COMPANY'S CAPITAL**

| | |
|---|---|
| Liabilities | |
| Accounts Payable and Accrued Expenses & Taxes | $ 179,771 |
| Bank Loan Payable | 74,536 |
| Total Liabilities | $ 254,307 |
| Total Partner's Capital | $2,192,487 |
| Total Liabilities and Partner's Capital | $2,446,794 |

The accompanying notes are an integral part of this statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION:

1. Significant Accounting Policies:
   Securities owned:
   Securities transactions (and the related revenue and expense) are recorded on a trade date basis.

2. Commitments:
   The Company was on a lease commencing January 15, 2002 and ending January 14, 2003, with a monthly charge of $3,400. A new lease was negotiated effective January 15, 2003 and ending January 14, 2005, at a monthly rent of $3,995.

   The Company is guarantor on three leases for New York Stock Exchange Memberships. The Company considers the fees its obligations.

**G & L PARTNERS, L.L.C.**
**Statement of Financial Condition**
**As at December 31, 2002**

NOTES TO STATEMENT OF FINANCIAL CONDITION: (Cont'd)

These leases shall be automatically renewed for an additional three months on the first day of every January, April, July and October unless either one of the parties notifies the other and the NYSE of its intention not to renew at least thirty days prior to the expiration date. The leases commenced on various dates and the Company is obligated for a total of $386,667 in the Year 2003.

3. Profit Sharing Plan:
   The Company has a profit sharing plan covering all full-time employees. No contribution was made for the Year 2002.

4. Income Taxes:
   The Company is a Limited Liability Company under the Internal Revenue Code. Accordingly, only State and City taxes are accrued.

5. Net Capital Requirements:
   The capital ratio, as independently computed by our auditors was 31.2% versus an allowable maximum of 1500% under the rules of the Securities and Exchange Commission. The Firm's net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission was $16,962, whereas the net capital as computed was $2,055,606, leaving a capital in excess of requirements of $2,012,874.

6. Financial Instruments With Off-Balance Sheet Credit Risk:
   As a securities broker, the Firm is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Firm's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Firm introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Firm's exposure to credit risk associates with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Firm and its clearing broker provides that the Firm is obligated to assume any exposure related to such non-performance by its customers.

**G & L PARTNERS, L.L.C.**
**Statement of Financial Condition**
**As at December 31, 2002**

NOTES TO STATEMENT OF FINANCIAL CONDITION: (Cont'd)

The Firm seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

A copy of the Company's statement of financial condition as of December 31, 2002, pursuant to S.E.C. Rule 17a5, is available for examination at the Company's office and at the Regional Office of the Securities and Exchange Commission.

"EXHIBIT B"

# G & L PARTNERS, L.L.C.
## Statement of Income
## For the Year Ended December 31, 2002

| | |
|---|---|
| **INCOME:** | |
| Commission Income | $9,716,534 |
| Interest Income | 19,285 |
| Dividend Income | 105 |
| Other Income - WTC Disaster Relief | 120,020 |
| Total Income: | $9,855,944 |
| **EXPENSES:** | |
| Salaries | $3,047,107 |
| Seat Lease Expense | 1,356,579 |
| Clearance Costs | 50,264 |
| New York Stock Exchange Expense | 331,174 |
| Charitable Contributions | 44,040 |
| Error Account | 377,602 |
| Interest | 9,776 |
| Insurance | 196,178 |
| Professional | ( 31,351) |
| Tickets & Quotes | 131,152 |
| Rent | 38,330 |
| Telephone | 147,817 |
| Travel and Entertainment | 366,708 |
| Taxes Other than Income | 122,239 |
| Other Expenses | 80,995 |
| Total Expenses | $6,268,610 |
| Net Income Before Income Taxes | $3,587,334 |
| Provision for Income Taxes | ( 184,482) |
| NET INCOME After Allowance for Income Taxes | $3,402,852 |

The accompanying notes are an integral part of this statement.

"EXHIBIT C"

# G & L PARTNERS, L.L.C.

## Statement of Changes in Partners' Capital

## For the Year Ended December 31, 2002

| | |
|---|---|
| Partners' Capital - January 1, 2002 | $1,017,627 |
| Add: Income for the Year | 3,402,852 |
| | $4,420,479 |
| Less: Partners' Drawings | 2,227,992 |
| Partners' Capital - December 31, 2002 | $2,192,487 |

The accompanying notes are an integral part of this statement.

"EXHIBIT D"

G & L PARTNERS, L.L.C.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF
GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2002

NO

SUBORDINATED

LIABILITIES

The accompanying notes are an integral part of this statement.

"EXHIBIT E"

## G & L PARTNERS, L.L.C.

### Statement of Cash Flows
### For the Year Ended December 31, 2002

Cash Flows from Operating Activity:

| | |
|---|---|
| Net Income | $3,402,852 |
| (Increase) Decrease in Operating Assets: | |
| (Increase in Prime) Money Market | ( 1,467,167) |
| (Increase) in Commissions Receivable | ( 42,167) |
| (Increase) Other Investments at Market Value | ( 599) |
| Increase in Accounts Payable | 34,900 |
| (Increase)in Other Assets | ( 71,501) |
| Partners' Drawings | ( 2,227,992) |
| Bank Loan Payable | ( 106,020) |
| (Decrease) in Cash | ($ 477,694) |
| Cash at Beginning of Year | 587,793 |
| Cash at End of Year | $ 110,099 |

The accompanying notes are an integral part of this statement.

"SCHEDULE 1"

# G & L PARTNERS, L.L.C.

## Net Capital Computation

## December 31, 2002

| | | |
|---|---|---|
| CREDIT FACTOR: | | |
| Partners' Capital | | $2,192,487 |
| DEBIT FACTOR: | | |
| Unallowable Assets | $107,396 | |
| Capital Charges Pursuant to Rule 15c3-1: | 29,485 | |
| Total Debit Factors | | $( 136,881) |
| NET CAPITAL | | $2,055,606 |
| LESS: Minimum Net Capital Requirements: Greater of 6 2/3% of Aggregate Indebtedness or $5,000 | | $ 42,732 |
| Remainder of Capital in Excess of SEC Rule 15c3-1 Requirements | | $2,012,874 |
| Aggregate Indebtedness: | | |
| Accrued Expenses and Accounts Payable: | $254,307 | |
| Unrecorded Obligations re Seat Rental: | 386,667 | |
| | 640,974 | |
| Divided by: Net Capital | $2,055,606 = 31.2% | |

The accompanying notes are an integral part of this statement.

(1) There were no contingent liabilities disclosed during the course of my audit.

NORMAN M. GOFFNER
CERTIFIED PUBLIC ACCOUNTANT
3 HANOVER SQUARE, SUITE 18A
NEW YORK, N. Y. 10004

TELEPHONE (212) 422-3530
FAX (212) 825-0455

# INDEPENDENT AUDITOR'S REPORT

TO G & L PARTNERS, L.L.C.:

I have audited the accompanying statement of financial condition of G & L PARTNERS, L.L.C. as of December 31, 2002, and the related statements of income, statement of changes in partnership capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes the assessing of the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G & L PARTNERS, L.L.C. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,



NORMAN M. GOFFNER
Certified Public Accountant

New York, NY
February 25, 2003